Exhibit 4.5

SUMMIT HEALTHCARE REIT, INC.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The common stock, par value $0.001 per share, of Summit Healthcare REIT, Inc., a Maryland corporation (the “Company” or “us”), is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

The following summary describes certain of the material provisions of our common stock, but does not purport to be complete and is subject to and qualified in its entirety by the Maryland General Corporation Law, the Company’s Second Articles of Amendment and Restatement of Articles of Incorporation filed as Exhibit 3.4 to our Form 10-K filed on March 20, 2015 (the “Charter”) and the Company’s Amended and Restated Bylaws filed as Exhibit 3.3 to the Company’s Form S-11/A filed December 23, 2005 (the “Bylaws”).

Voting Rights

Subject to our Charter restrictions regarding the transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by our Charter. Our Charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock can elect our entire board of directors. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Company shall be held on a date and at the time set by our board of directors. Special meetings of the stockholders may be called by our President/Chief Executive Officer, a majority of our board of directors or a majority of our independent directors.

Dividend and Liquidation Rights

Subject to any preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors and declared by the Company out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. While our board of directors endeavors to authorize the Company to make such distributions as are necessary for us to continue to qualify as a Real Estate Investment Trust (REIT) under United States law, stockholders have no right to any distribution unless and until authorized by the board of directors and declared by the Company.

Other Rights

Holders of shares of our common stock do not have preemptive rights, which means that stockholders do not have an automatic option to purchase any new shares issued by the Company. In addition, holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. Subject to our Charter restrictions regarding transfer of our stock, all shares of our common stock have equal distribution, liquidation and other rights. Our common stock is non-assessable by us upon our receipt of the consideration for which our board of directors has authorized its issuance.